(CAMPBELL RESOURCES INC. LOGO)

                             CAMPBELL RESOURCES INC.

                                  PRESS RELEASE
                              FOR IMMEDIATE RELEASE

        CAMPBELL RESOURCES SET TO BEGIN DEVELOPMENT IN ORE AT CORNER BAY

MONTREAL, FEBRUARY 21, 2008 - CAMPBELL RESOURCES INC. (THE "COMPANY") ("CAMPBELL") (TSX: CCH, OTC BULLETIN BOARD: CBLRF) today announced that it is successfully addressing the groundwater issue at its Corner Bay copper project. The Company expects that development in ore will be initiated shortly.

"We were committed to mitigating the groundwater inflow at Corner Bay as quickly as possible and are doing so with the help of a hydrogeologist, our mining contractor CMAC-Thyssen and Nuinsco Resources, our partner on the project," said Campbell CEO Andre Fortier. "As stated previously, the groundwater issue is now under control and the addition of the high-grade ore produced from Corner Bay, along with increasing production from Copper Rand and the Merrill Island pit, will be another step forward in our strategy to maximize mill throughput and lower overall unit costs."

Pumping capacity at the project was increased in order to reduce the volume and the pressure of the water contained in the rock formation encasing the ore zone, allowing CMAC-Thyssen to grout the openings in the formation. Development will be initiated at both the 55 metre and 75 metre levels simultaneously. Development of the main ramp will also continue. To date, 465 meters of the main ramp have been developed to a vertical depth of 85 meters.

At a 3% Cu cut-off, Corner Bay has measured and indicated resources of 446,000 tonnes averaging 5.58% Cu (181,000 @ 5.07% Cu measured and 265,000 @ 5.93% Cu indicated); inferred resources total 1,441,000 tonnes averaging 6.76% Cu (Ref.:
GEOSTAT Technical Report, July 2006, available on SEDAR at www.sedar.com).

Ore from the Corner Bay mine will be trucked approximately 45 kilometres and processed at Campbell's Copper Rand mill near Chibougamau, Quebec. Following extraction of the 42,000 ton bulk sample, Phase II anticipates mining an additional 500,000 tons of ore grading 4.5% copper over the following three years. Corner Bay remains open at depth, where drilling has returned intercepts grading up to 9.27% copper over 6.7 metres at 1,200 vertical metres, attesting to the potential for significant expansion of resources. An exploration drilling program is planned for 2008 to further test the extension at depth.

The Company also announces that it intends to complete a non-brokered private placement (the "Private Placement") of 863,635 common shares at a price of $0.11 per share for an aggregate of $95,000. The Private Placement is exclusively made with five individuals (the "Subscribers"), of which three are insiders of the Company.

All securities issued pursuant to the Private Placement are subject to a 4-month hold period. The Private Placement is subject to the approval by the Toronto Stock Exchange.

The Private Placement is part of the annual compensation package of the Subscribers. The value of shares issued to each Subscriber is equal to the personal contribution limit for an RSSP in 2007, which is of $19,000.

CAMPBELL RESOURCES INC. is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20F for the year ended December 31, 2006. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

FOR MORE INFORMATION:

CAMPBELL RESOURCES INC.
Andre Fortier, President and Chief Executive Officer
Tel.: 514-875-9037
Fax: 514-875-9764
afortier@campbellresources.com

Renmark Financial Communications Inc.
Henri Perron, hperron@renmarkfinancial.com
Julien Ouimet, jouimet@renmarkfinancial.com
Tel.: 514-939-3989
Fax: 514-939-3717
www.renmarkfinancial.com